Exhibit 12.3

PECO Energy Company

Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2005	2006	2007	2008	2009
Pre-tax income from continuing operations before adjustment for income or loss from equity investees and minority interest	767	621	737	475	499

Plus: Loss from equity investees	16	9	7	16	24

Less: Capitalized interest	(1)	(3)	(3)	(3)	(2)

Pre-tax income from continuing operations after adjustment for income or loss from equity investees, minority interest, and capitalized interest	782	627	741	488	521

Fixed charges:

Interest expensed and capitalized, amortization of debt discount and premium on all indebtness	280	269	251	229	185	(a)
Interest component of rental expense (b)	1	1	6	9	9

Total fixed charges	281	270	257	238	194

Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest plus fixed charges	1,063	897	998	726	715

Ratio of earnings to fixed charges	3.8	3.3	3.9	3.1	3.7

(a)	Includes interest expense of $0, $0 and $0 million for the years ended December 31, 2009, 2008 and 2007, respectively, related to uncertain income tax positions.
(b)	Represents one-third of rental expense relating to operating leases, which is a reasonable approximation of the interest factor.